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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*


                         Enviro-Clean of America, Inc.
                         -----------------------------
                                (Name of Issuer)


                      Common Stock, Par Value $0.001 Per Share
                 ---------------------------------------------
                         (Title of Class of Securities)


                            ------------------------
                                 (CUSIP Number)

                             Alan Schoenbaum, Esq.
                     Akin, Gump, Strauss, Hauer & Feld LLP
                            300 Convent, Suite 1500
                        San Antonio, Texas, Texas 78207
                                  210-281-7000
                                  ------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
-------------------------------------------------------------------------------
                                Communications)
                                ---------------

                                 February 29, 2000
                           ------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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===============================================================================


----------------------------                       ----------------------------
CUSIP NO.                           13D                    Page 2 of 7 Pages
----------------------------                       ----------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only).

        Steven Etra
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        PF & AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             334,254
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                326,550
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             334,254
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             326,550
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        660,804
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
        [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        12.33%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        IN
------------------------------------------------------------------------------

----------------------------                       ----------------------------
CUSIP NO.                            13D                   Page 3 of 7 Pages
----------------------------                       ----------------------------


                                  SCHEDULE 13D

Item 1.  Security and Issuer.


    This schedule relates to the common stock, $ 0.001 par value per share ("Common Stock") of Enviro-Clean of America, Inc. (the "Issuer"). The Issuer has its principal executive office at 211 Park Avenue, Hicksville, New York 11801.

Item 2.  Identity and Background.

     (a) Name of the reporting persons:

         Steven Etra

     (b) The business address of the reporting person is 5830 57th Street, Maspeth, New York 11378.

     (c) Mr. Steven Etra is principally engaged as a sales manager in the manufacturing business.

         Employer:  Manufacturer's Corrugated Box Co., Inc.
         Principal business: manufacturing
         Address: 5830 57th Street, Maspeth, New York 11378

     (d) - (e) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  Citizenship.

          Steven Etra is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     All of the holdings of Mr. Etra have been purchased through personal funds, or through affiliate entity funds, with the exception of 150,000 options which were granted by the Issuer to Mr. Etra and a company controlled by Mr. Etra, in April 1999. In January 1998, 60,000 shares of common stock were purchased by Mr. Etra and a company controlled by Mr. Etra, for $30,000. In December of 1998, Mr. Etra purchased 70,000 shares of Series E Convertible Redeemable Preferred Stock from the Issuer for $175,000. In June 1999, Mr. Etra's wife purchased one unit, consisting of a 12.75% subordinated promissory note and 2400 common stock options, in a private

----------------------------                       ----------------------------
CUSIP NO.                             13D                  Page 4 of 7 Pages
----------------------------                       ----------------------------


placement by the Issuer. In July 1999, the Issuer sold 10,000 shares of common stock to a company controlled by Mr. Etra for $25,000, and 6000 shares of common stock to Mr. Etra's wife for $15,000. In December 1999, a total of 28 units were purchased by two companies controlled by Mr. Etra, a trust of which Mr. Etra is a beneficiary, and Mr. Etra's wife, for a total of $280,000. In February 2000, Mr. Etra purchased 25,000 units, each unit consisting of 2 shares of common stock and 1 common stock purchase warrant, for $200,000 in a private placement by the Issuer. In the same private placement, a company controlled by Mr. Etra and a trust of which Mr. Etra is a beneficiary, purchased an aggregate of 18,750 units for $150,000.

Item 4.  Purpose of the Transaction.

     All of the shares purchased and/or acquired by Mr. Etra are for investment purposes. Mr. Etra may, from time to time depending upon market conditions and other investment consideration, purchase additional shares of the Common Stock or dispose of shares of the Common Stock. As a Director of the Company, Mr. Etra regularly explores potential actions and transactions which may be advantageous to the Issuer, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory obligations of the Issuer.

     (a) - (b) Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  None.

     (i)  None.

     (j) The reporting person's objective is to build a strong presence through the Issuer in the janitorial/sanitary supplies distribution industry by acquiring companies with a profitable base of annualized revenue in the $2 million to $10 million range. Although there are no definitive plans for future acquisitions at this time, the reporting person reserves the right to develop such plans.

----------------------------                       ----------------------------
CUSIP NO.                            13D                   Page 5 of 7 Pages
----------------------------                       ----------------------------


Item 5.  Interest in Securities of the Issuer.

     (a) - (b) As of the date hereof, Steven Etra beneficially owns 660,804 shares of the Issuer's Common Stock, and such shares constitute approximately 12.33% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof, assuming the exercise of all warrants and options beneficially held by Steven Etra, and the conversion of the Series B Convertible Redeemable Preferred Stock. Such shares beneficially owned by Steven Etra include:

     Steven Etra Direct Holdings: (1) 114,254 shares of common stock; (2) 70,000 shares underlying the conversion of the Series E Convertible Redeemable Preferred Stock (3) 125,000 shares underlying the exercise of options; (4) 25,000 shares underlying the exercise of warrants.

     Steven Etra Indirect Holdings:

     1) SRK Associates LLC holdings (a company controlled by Steven Etra): (1) 131,000 shares of common stock; (2) 12,000 shares underlying the exercise of Series B Cumulative Convertible Preferred Stock; (3) 25,000 shares underlying the exercise of options; (4) 12,250 shares underlying the exercise of warrants.

     2) Lances Property Development Pension Plan (a company 50% owned by Steven
  Etra): (1) 20,000 shares of common stock; (2) 8,000 shares underlying the exercise of Series B Cumulative Convertible Preferred Stock; (3) 11,200 shares underlying the exercise of warrants.

     3) Irving Etra Family Trust (a trust of which Steven Etra is a beneficiary): (1) 25,000 shares of common stock; (2) 10,000 shares underlying the exercise of Series B Cumulative Convertible Preferred Stock; (3) 24,700 shares underlying the exercise of warrants.

     4) Blair Etra (Steven Etra's wife): (1) 6,000 shares of common stock; (2) 26,000 shares underlying the exercise of Series B Cumulative Convertible Preferred Stock; (3) 15,400 shares underlying the exercise of warrants.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Etra and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. Etra are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

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----------------------------                       ----------------------------
CUSIP NO.                            13D                   Page 6 of 7 Pages
----------------------------                       ----------------------------

Item 7.  Material to be Filed as Exhibits.


     Not Applicable.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 9, 2000                    /s/ Steven Etra
                                       --------------------------------
                                       Signature


                                       Steven Etra
                                       --------------------------------
                                       Name/Title